Filed pursuant to Rule 424(b)(3) 333-218126
BRIGHTHOUSE LIFE INSURANCE COMPANY
BRIGHTHOUSE SHIELD® LEVEL SELECT ADVISORY ANNUITY
SUPPLEMENT DATED MAY 1, 2020
TO THE PROSPECTUS DATED JULY 31, 2017 AS REVISED AND REPRINTED APRIL 30, 2018
This supplement revises and, to the extent inconsistent therewith, replaces information contained in the Brighthouse Life Insurance Company (“BLIC,” “we” or “us”) Prospectus. Certain terms used in this supplement have special meanings. If a term is not defined in this supplement, it has the meaning given to it in your Prospectus. It should be read in its entirety and kept together with your Prospectus for future reference. If you have any questions or would like a copy of the Prospectus, please contact us at 1-800-343-8496, or write us at Brighthouse Life Insurance Company, Annuity Service Office, P.O. Box 10366, Des Moines, IA, 50306-0366.
1.	The Annuity Contract
Under the heading “THE ANNUITY CONTRACT”, add the following to the fifth paragraph:
The Contract has features and benefits that may be appropriate for you based on your financial situation and objectives, but we are not a fiduciary and do not give advice or make recommendations regarding insurance or investment products, or any securities transactions or investment strategies involving securities. You should ask your financial advisor for guidance regarding whether the contract may be appropriate for you. Please bear in mind that your financial advisor, or any financial firm or financial professional you consult to provide advice, is not acting on our behalf.
2.	Withdrawal Provisions
Under the heading “WITHDRAWAL PROVISIONS”, add the following as a new section before “Example 3-Withdrawals”:
Systematic Withdrawal Program
For automated processing of Required Minimum Distribution (“RMD”) amounts withdrawn from an IRA Contract or qualified annuity Contract, you may elect this program in any Contract year. However, for automated processing of amounts withdrawn for purposes other than RMDs, you may elect this program after the first Contract Year for up to 10% of your Account Value as of the prior Contract Anniversary. We do not assess a charge for this program. You can receive payments monthly, quarterly, or annually provided that each payment must amount to at least $100 (a minimum of $500 must be distributed per Contract Year). We reserve the right to change the required minimum or the availability of this program. If the New York Stock Exchange is closed on a day when the withdrawal is to be made, we will process the withdrawal on the next Business Day. While the Systematic Withdrawal Program is in effect, you can make additional withdrawals.
Withdrawals under the Systematic Withdrawal Program may either be drawn proportionally from all Shield Options and the Fixed Account to which you are allocated,
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or you can designate specific Shield Option(s) and/or the Fixed Account from which the withdrawal will be drawn.
Each withdrawal, systematic or otherwise, reduces the Investment Amount for each Shield Option by the same percentage that the withdrawal reduces the Interim Value for that Shield Option. Each withdrawal from the Fixed Account reduces the value of that account by the amount of the withdrawal (dollar for dollar).
If you choose proportional withdrawals, all withdrawals are drawn from the Shield Options and Fixed Account in the ratio that each Shield Option(s) and/or the Fixed Account bears to your Account Value.
If you choose withdrawals from specific Shield Option(s) and/or the Fixed Account, all withdrawals are drawn from the specified Shield Option(s) and/or Fixed Account in an amount you determine. If there are insufficient funds in the specified Shield Options or the Fixed Account to cover the amount of the withdrawal, the withdrawal will be processed to take the amount in that Shield Option or Fixed Account to $0, and the remaining amount of the withdrawal will default to proportional from all Shield Options and the Fixed Account to which you are allocated. Future withdrawals under the Systematic Withdrawal Program will continue to be drawn proportionally, unless you instruct us otherwise.
You may terminate your participation in the Systematic Withdrawal Program at any time. We will terminate your participation in the Systematic Withdrawal Program when we receive notification of your death.
Income taxes, tax penalties, and certain restrictions may apply to withdrawals under the Systematic Withdrawal Program. Withdrawals under the Systematic Withdrawal Program are subject to the same risks as any other withdrawals under the Contract. Since Withdrawal Amounts from a Shield Option will reduce the Investment Amount for that Shield Option by the percentage reduction in the Interim Value of that Shield Option, a withdrawal when Index Performance is negative will cause a greater percentage reduction in the Investment Amount relative to the percentage reduction for the same Withdrawal Amount when Index Performance is positive. Since withdrawals under the Systematic Withdrawal Program are automatic, you will have no control over the timing of those withdrawals.
3.	Federal Tax Considerations
Special Distribution Rules during 2020. Under recently enacted legislation, you (and after your death, your designated beneficiaries) generally do not have to take the RMD for 2020. Additionally, any RMDs already taken in 2020 may be eligible for rollover and not be subject to the 20% mandatory withholding. For after-death RMDs, the five-year rule is applied without regard to calendar year 2020. For instance, if you had died in 2018, the five-year period would end in 2024 instead of 2023. The RMD rules are complex, so please consult with your tax adviser before waiving your 2020 RMD payment.
The legislation also contains provisions that would allow eligible individuals to receive certain 2020 distributions from IRAs and qualified plans free of the 10% additional tax on early
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distributions, or in the case of some qualified plans, free of plan restrictions on early distributions and the 20% withholding tax. You should consult your tax adviser to see if you may be eligible for these and other benefits (such as loan relief, if applicable) provided by the legislation.
Distribution Rules for 2020 and Beyond. The following describes other recent changes in federal tax law affecting distributions from qualified annuity Contracts. This information should be read in conjunction with the discussion of such distributions set forth primarily in the “Federal Tax Considerations” section of the prospectus, and to a lesser extent in other sections of the prospectus.
(a)	Effective January 1, 2020, the age at which RMDs generally must begin for IRAs and qualified retirement plans is extended from age 70 1⁄2 to age 72. This change only applies if you attained age 70 1⁄2 on or after January 1, 2020. Other requirements relating to RMD payments remain the same.
(b)	Effective January 1, 2020, when an IRA owner or defined contribution plan participant dies, any remaining interest must generally be distributed within 10 years after the IRA owner/participant’s death, unless an exception applies. An exception permits an “eligible designated beneficiary” to take distributions over the beneficiary’s life or over a period not exceeding the beneficiary’s life expectancy. An eligible designated beneficiary includes: the IRA owner/participant’s spouse or minor child (until the child reaches age of majority), certain disabled or chronically ill individuals, and individuals who are not more than 10 years younger than the IRA owner/participant.
The change described in (b) above can significantly affect a beneficiary’s ability to “stretch” distributions from a qualified annuity Contract over his or her life or life expectancy. It may also shorten the time period over which the remaining balance of the contract must be taken if the IRA owner/participant had been receiving payments at the time of death, either in the form of annuity payments or through withdrawals of the RMD amount each year. As a result of this change, we are not currently issuing inherited IRA Contracts to beneficiaries other than surviving spouses and individuals who are not more than 10 years younger than the deceased IRA owner/participant. We may modify this in the future, so please consult your financial advisor. Any annuity payment or withdrawal option made available under the contract must comply with applicable federal income tax rules.
You should consult with your tax adviser if you think you may be affected by these changes.
4.	Requests and Elections
Under the heading “REQUESTS AND ELECTIONS”, add the following as a new fourth paragraph:
We are not a fiduciary and do not give advice or make recommendations regarding insurance or investment products. Ask your financial advisor for guidance regarding any requests or elections and for information about your particular investment needs. Please
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bear in mind that your financial advisor, or any financial firm or financial professional you consult to provide advice, is not acting on our behalf. We do not recommend and are not responsible for any securities transactions or investment strategies involving securities.
5.	Cybersecurity
Replace the section “CYBERSECURITY RISKS” in its entirety with the following:
CYBERSECURITY AND CERTAIN BUSINESS CONTINUITY RISKS
Our business is largely conducted through digital communications and data storage networks and systems operated by us and our service providers or other business partners (e.g., the firms involved in the distribution and sale of our products). For example, many routine operations, such as processing your requests and elections and day-to-day record keeping, are all executed through computer networks and systems. We have established administrative and technical controls and a business continuity plan to protect our operations against cybersecurity breaches. Despite these protocols, a cybersecurity breach could have a material, negative impact on BLIC, as well as you and your Contracts. Our operations also could be negatively affected by a cybersecurity breach at a third party, such as a governmental or regulatory authority or another participant in the financial markets. Cybersecurity breaches can be intentional or unintentional events, and can occur through unauthorized access to computer systems, networks or devices; infection from computer viruses or other malicious software code; or attacks that shut down, disable, slow or otherwise disrupt operations, business processes or website access or functionality. Other disruptive events, including (but not limited to) natural disasters and public health crises (such as COVID-19), may adversely affect our ability to conduct business, in particular if our employees or the employees of our service providers are unable or unwilling to perform their responsibilities as a result of any such event. Cybersecurity breaches and other disruptions to our business operations can interfere with our processing of Contract transactions, including the processing of transfer orders from our website; impact our ability to calculate values; cause the release and possible destruction of your confidential information or business information; or impede order processing or cause other operational issues. There can be no assurance that we or our service providers will avoid losses affecting your Contract due to cyber-attacks or information security breaches in the future. Although we continually make efforts to identify and reduce our exposure to cybersecurity risk, there is no guarantee that we will be able to successfully manage or mitigate this risk at all times. Furthermore, we cannot control the cybersecurity plans and systems implemented by third parties, including service providers.
THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE
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